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                               February 20, 2024

       Mark Cloutier
       Chief Executive Officer
       Aspen Insurance Holdings Limited
       141 Front Street
       Hamilton, HM19
       Bermuda

                                                        Re: Aspen Insurance
Holdings Limited
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed February 1,
2024
                                                            File No. 333-276163

       Dear Mark Cloutier:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 12, 2024 letter.

       Amendment No. 1 to Registration Statement on Form F-1

       General

   1. We note your response to prior comment 4 and reissue. Because CAGR only represents two discrete snapshots
in time but does not show trends or events during the periods represented, please
balance your disclosure by also including the annual rates for the periods represented and
indicate that such growth trends may not continue.
       Risk Factors, page 28

   2. We note your response to prior comment 3. Please add a separately captioned risk factor describing your
multiple class share structure, the disparate voting rights, and the risks the structure presents to
investors.
 Mark Cloutier
FirstName LastNameMark   Cloutier
Aspen Insurance Holdings Limited
Comapany20,
February  NameAspen
            2024      Insurance Holdings Limited
February
Page 2 20, 2024 Page 2
FirstName LastName
Management's Discussion and Analysis, page 82

3. We note your response to prior comment 7 and the revised disclosure on page 83 addressing macro effects of inflation. We note the discussion on page 31 regarding the current hard market cycle, which you indicate has been supported partly by inflation. We also note discussions on pages 34 and 35 regarding inflation and related economic factors potentially impacting, for example, reserves, the debt securities portfolio and policy holder loss costs. However, we are unable to locate revised disclosure in Management's
         Discussion and Analysis other than the macro effects on page 83. Please revise the period-
         to-period analyses to address the extent to which inflation and related economic factors have materially impacted your financial condition, changes in financial condition and results of operations.
Conflicts Committee, page 179

4. We note your response to prior comment 12. We also note Apollo's operations and interests in other entities engaged in insurance. Given Apollo's control as described on page 23, please revise to address potential conflicts of interest and include risk factor disclosure as appropriate.
Executive Compensation
Summary of Compensation, page 201

5. Please update your executive compensation disclosure for the 2023 fiscal year. Refer to
         Item 6.B. of Form 20-F.
Principal and Selling Shareholders, page 202

6.       We note your footnote (1) to the beneficial ownership table on page
203. Please disclose
         the natural person or persons who have voting and dipositive control over the shares held by Highlands Bermuda Holdco, Ltd.
Exclusive Jurisdiction, page 215

7. We note your response to prior comment 13 and reissue. Your revised disclosure on pages
         62 and 215 appears to indicate that the exclusive jurisdiction provision does not apply to actions arising under the Securities Act or Exchange Act. If so, please revise to state this clearly here and on page 62. In addition, ensure that the exclusive forum provision in the governing documents also states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities
         Act or Exchange Act.
 Mark Cloutier
Aspen Insurance Holdings Limited
February 20, 2024
Page 3

       Please contact Tonya Aldave at 202-551-3601 or James Lopez at 202-551-3536 with any other questions.



                                                        Sincerely,
FirstName LastNameMark Cloutier
                                                        Division of Corporation
Finance
Comapany NameAspen Insurance Holdings Limited
                                                        Office of Finance
February 20, 2024 Page 3
cc:       Robert A. Ryan, Esq.
FirstName LastName